Exhibit 99.5

LITHIUM AMERICAS CORP.

OFFICER’S CERTIFICATE

This certificate is given pursuant to Subsection 2.20(c) of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Instrument”).

I, Eduard Epshtein, Chief Financial Officer of Lithium Americas Corp. (“LAC”) do hereby certify for and on behalf of LAC, and not in my personal capacity (and without personal liability), that to the best of my knowledge:

1.

LAC is relying on Section 2.20 of the Instrument in order to abridge the time prescribed in Subsections 2.2(1) and 2.5(1) of the Instrument for LAC’s upcoming annual general meeting (the “Meeting”) to be held on June 26, 2019;

2.	LAC has arranged to have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of the Instrument; and

3.	LAC has arranged to carry out all of the requirements of the Instrument in addition to those described in paragraph 2 above.

DATED this 6 day of June, 2019.

(signed) Eduard Epshtein

EDUARD EPSHTEIN

Chief Financial Officer of LAC